EXHIBIT 99.1

Smackover Lithium Announces the Award of Well Field EPCM Contract for the South West Arkansas Project Ahead of Final Investment Decision

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., May 21, 2026 (GLOBE NEWSWIRE) -- Smackover Lithium, a partnership between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor, through subsidiaries of Equinor ASA, announced that it has entered into an engineering, procurement, and construction management (“EPCM”) agreement (the “Agreement”) with Wood Group USA, Inc. (“Wood”) focused on the upstream well field portion of the South West Arkansas Project (“SWA Project” or the “Project”).

Wood is a global leader in consulting, engineering and operations for the energy and materials sectors and has significant expertise in managing complex, multi-disciplinary projects encompassing EPCM across diverse sectors, including lithium and broader minerals.

The well field for the SWA Project comprises four (4) well pads supporting twelve (12) supply and ten (10) injection wells, brine gathering and return pipelines from the well pads to the Central Processing Facility (“CPF”), and a gas gathering system from the well pads to a disposal well in the area.

Wood will deliver EPCM services for the well field surface facilities including well pads, pipelines, and related third-party interfaces. The scope includes Project support services for the subsurface, drilling and wells activities, which will be led by the Project team, leveraging Equinor’s strong internal expertise and capabilities. A separate engineering, procurement, construction and commissioning (“EPCC”) agreement is expected to be signed with a different counterparty for the CPF, which includes the direct lithium extraction process and conversion to battery-quality lithium carbonate. The EPCC agreement is also expected to be completed in the second quarter.

The SWA Project is designed to produce 22,500 tonnes per annum of battery-quality lithium carbonate production in its initial phase. Upstream well field-related activities account for less than one-third of the Project’s estimated capital expenditure, the latest published details of which are provided in the Definitive Feasibility Study filed on October 15th, 2025.

The Agreement includes a Limited Notice to Proceed (“LNTP”) that allows work to continue on key activities to de-risk the Project and optimize the construction schedule. Under the LNTP, work will focus on detailed engineering, advancing permitting and early procurement activities related to identifying and engaging contractors and vendors of major equipment and materials. The expectation is to engage Wood on a Full Notice to Proceed following a positive Final Investment Decision, which is expected to occur in 2026.

Dr. Andy Robinson, President and COO of Standard Lithium stated, “We are excited by the opportunity to work with Wood and value the experience and reliability they bring to our Project. Signing this Agreement was made possible by our 18-month detailed front-end engineering design (FEED) process that yielded strong capital definition and is critical as we prepare for a Final Investment Decision before moving into construction shortly thereafter.”

"We are pleased to partner with Smackover Lithium on the development of this important Project," said Richard Neale, Regional President, Americas at Wood. “Battery-quality lithium carbonate is critical to strengthening the United States domestic supply chain and this Project marks a meaningful step towards securing critical minerals. We have been impressed by the Project’s technical foundation and front-end design work and we look forward to applying our predictable and proven delivery expertise to the Project to help execute safely and successfully, whilst supporting a more resilient minerals supply chain.”

The Definitive Feasibility Study for the SWA Project is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://www.standardlithium.com/projects/smackover/south-west-arkansas/. For highlights of this study, please refer to the Company’s press release dated 3 September 2025.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

About Smackover Lithium

Smackover Lithium is a partnership between Standard Lithium and Equinor, through subsidiaries of Equinor ASA. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas. Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the projects, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the U.S., please visit: Equinor in the US - Equinor.

About Wood

Wood is a global leader in consulting, engineering and operations for the energy and materials sectors. With 33,000 people in around 50 countries, Wood supports clients across the full asset lifecycle, delivering safe, predictable outcomes while enabling resilient operations and a lower-carbon future. Wood forms the Energy & Materials pillar of Sidara - a global partnership uniting leading multidisciplinary engineering, design, and project management companies. www.woodgroup.com.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Agreement’s ability to deliver EPCM services on time and in accordance with the Company’s expectations, the ability to transition Wood from the LNTP to the Full Notice to Proceed, the Project’s ability to reach a Final Investment Decision and begin construction (including the timing thereof), the expectation that the Project will help grow a more resilient domestic critical minerals supply chain in the United States, the expectation and timing of finalizing additional EPCC agreements, including the anticipated terms of such agreements, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.